SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2007

Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

Net Serviços de Comunicação S.A.
Corp. Taxpayer’s ID (CNPJ/MF): 00.108.786/0001-65
Corporate Registry: 35.300.177.240
Publicly-held Company
Rua Verbo Divino nº 1.356 - 1ºa. , São Paulo-SP

NOTICE TO THE MARKET

Net Serviços de Comunicação S.A. (Company), a publicly-held company, headquartered in the city and state of São Paulo, at Rua Verbo Divino 1356 – 1º andar, Chácara Santo Antônio, Corporate Taxpayer’s ID (CNPJ/MF) 00.108.786/0001 -65, informs that it has started changing the brand and launching the entire line of NET products in the cities currently served by Vivax. These cities will now be offered telephone services (NET Fone via Embratel) and broadband access (NET Vírtua), in addition to the best pay-TV channels.

Current Vivax’s customers will have, as of now, the option of a complete set of channels, composed of channels such as Telecine, SporTV, Multishow, GNT and Globo News. In addition, they will also be able to purchase pay-per-view products such as, for instance, the Sócio Premiére Futebol Clube. They will also be provided with broadband access to the Internet with the Megaflash technology, in addition to a fixed-telephone alternative for their cities. As of now, the product offering will be determined by NET, which now has different options of channel packages for pay-TV (Master, Advanced and Premium) with digital technology, NET Vírtua Megaflash (200 Kbps, 2Mbps, 4Mbps and 8Mbps) as well as NET Fone via Embratel (Fale Simpels, Fale Muito).

By the end of the year, estimated term to finish the integration, NET plans to launch NET Vírtua and NET Fone via Embratel, as well as the NET Combo packages, in nearly all cities served by Vivax.

At first, the cities of Araçatuba (SP), Araraquara (SP), Barra Mansa (RJ), Bertioga (SP), Itapetininga (SP) and Santa Branca (SP) will maintain Vivax’s TV channels, due to technical issues, which will be tackled in the shortest time possible. Barra Mansa (RJ), Bertioga (SP) and Santa Branca (SP) will await the termination of the network infrastructure installations of NET Vírtua and NET Fone via Embratel.

The brand change takes place in Americana (SP), Araçatuba (SP), Araraquara (SP), Araras (SP), Atibaia (SP), Barra Mansa (RJ), Bertioga (SP), Bragança Paulista (SP), Caçapava (SP), Cubatão (SP), Diadema (SP), Guarujá (SP), Hortolândia (SP), Itapetininga (SP), Jacareí (SP), Limeira (SP), Manaus (AM), Mauá (SP), Mogi das Cruzes (SP), Mogi-Guaçu (SP), Mogi-Mirim (SP), Praia Grande (SP), Resende (RJ), Rio Claro (SP), Santa Bárbara D’Oeste (SP), Santa Branca (SP), Santo André (SP), Santos (SP), São Bernardo do Campo (SP), São Caetano do Sul (SP), São José dos Campos (SP), São Vicente (SP), Sumaré (SP) and Taubaté (SP).

São Paulo, November 23, 2007.

João Adalberto Elek Junior
Chief Financial Officer and Investor Relations Officer
Net Serviços de Comunicação S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 23, 2007

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ João Adalberto Elek Jr.
João Adalberto Elek Jr. CFO and IRO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.